EXHIBIT 99.1

Kinross reports 2026 third-quarter results

On track for updated guidance
Grade enhancement projects advancing well, first gold poured at Redbird
Return of capital increased to 50%, repurchased 5% of shares since April 2025

TORONTO, Oct. 28, 2026 (GLOBE NEWSWIRE) -- Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the third quarter ended September 30, 2026.
This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on pages 22 and 24 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

2026 third-quarter highlights:

  Production1 of 424,693 gold equivalent ounces ("Au eq. oz.").
  Production cost of sales2 of $1,502 per Au eq. oz. sold and attributable production cost of sales1 of $1,485 per Au eq. oz. sold.
  Attributable all-in sustaining cost1 of $1,947 per Au eq. oz. sold.
  Operating cash flow3 of $714.4 million and attributable adjusted operating cash flow1 of $830.9 million.
  Attributable free cash flow1 of $281.3 million and attributable adjusted free cash flow1 of $391.4 million.
  Margins4 increased by 19% to $2,747 per Au eq. oz. sold compared with Q3 2025.
  Reported earnings5 of $583.2 million, or $0.49 per share, with adjusted net earnings6 of $591.3 million, or $0.50 per share.
  Cash and cash equivalents of $2.6 billion and net cash7 of $1.9 billion at September 30, 2026.

Return of capital to shareholders:

  Reflecting its strong cash flow and balance sheet strength, Kinross increased its 2026 return of capital commitment from 40% to 50% of free cash flow. During the first three quarters of 2026, the Company repurchased $710 million in shares, and an additional $100 million to date in October. Including its quarterly dividend, Kinross has returned over $950 million in capital to shareholders year-to-date as of October 28, 2026.
  Since April 2025, Kinross returned over $1.4 billion of capital through share repurchases, representing approximately 5% of its shares outstanding.
  Kinross’ Board of Directors declared a quarterly dividend of $0.04 per common share payable on December 3, 2026, to shareholders of record at the close of business on November 19, 2026.

Operational highlights:

  At La Coipa, mining and milling activities have stabilized as weather has improved and operational improvement initiatives have progressed.
  At Round Mountain, operations have made progress towards stability, with higher mill grades from Phase S and improved recoveries contributing to higher production quarter-over-quarter.
  Kinross' broader portfolio performed well, led by Paracatu and Tasiast that together accounted for more than half of the Q3 production while remaining the two lowest-cost operations.

Development project highlights:

  At Great Bear, underground development for Advanced Exploration ("AEX") continued to advance, with the North and South declines reaching over 500 metres combined as of late-October. AEX surface construction is substantially complete, with supporting infrastructure now in place. Detailed engineering for the Main Project progressed to over 55% complete.
  At Round Mountain Phase X, underground development is advancing well and is approximately 8% ahead of plan, with more than 9,600 metres completed to date. Positive infill drilling results were received in the early stoping horizons, while infrastructure development and operational-readiness activities are progressing well to support planned first production in 2028.
  At Kettle River-Curlew (“Curlew”), underground development continued ahead of schedule, and construction of the tailings dewatering plant and mill refurbishment progressed substantially. Exploration drilling also extended the prospective mineralized zones in the North Stealth, Roadrunner and K5 areas.
  First gold was poured from Bald Mountain Redbird 1 in early October, while Redbird 2 continues to progress well with initial leach pad construction activities nearing completion, and detailed engineering and procurement for the Sulphidization, Acidification, Recycling and Thickening (“SART”) plant well underway.
  At Lobo-Marte, permitting continues to progress, detailed engineering has commenced and first production remains targeted for the early 2030s.

CEO commentary:
J. Paul Rollinson, CEO, made the following comments in relation to 2026 third-quarter results:

“Kinross' portfolio demonstrated its resilience in Q3. Our largest operations, Paracatu and Tasiast, continued to make significant contributions and we maintained disciplined cost management. We remain on track for our updated guidance, supported by operational improvements at Round Mountain and La Coipa. We are focused on maintaining this momentum and driving continuous improvement across our operations.

"We continue to make strong progress across our development pipeline. At Great Bear, AEX underground development is well underway and AEX surface construction is substantially complete. Round Mountain Phase X and Curlew are advancing well, and first gold was poured at Redbird in early October. At Lobo-Marte, permitting continues to progress and detailed engineering has commenced. These projects underpin our grade enhancement strategy and, together with the opportunities across our significant resource inventory, contribute to our long-term production profile.

"Our strong financial position and ability to generate significant free cash flow provide us with flexibility to advance these opportunities while continuing to return robust capital to shareholders. During the quarter, we increased our 2026 return of capital target to 50% of full-year free cash flow and have returned over $950 million to shareholders year-to-date. Since April 2025, we have repurchased approximately 5% of our shares outstanding.

"Looking ahead, we remain focused on optimizing our cash flow across the business and allocating capital in a disciplined manner to advance our project pipeline, deliver operational excellence and maximize shareholder value."

Summary of financial and operating results

(in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Operating Highlights(a)
Total gold equivalent ounces(b)
Produced	432,368	520,301	1,434,650	1,580,239
Sold	417,657	520,733	1,410,820	1,571,045
Attributable gold equivalent ounces(b)
Produced	424,693	503,862	1,409,582	1,528,524
Sold	410,245	504,111	1,386,340	1,518,975
Gold ounces - sold	412,363	511,564	1,381,342	1,547,223
Silver ounces - sold (000's)	361	804	1,806	2,171

Earnings(a)
Metal sales	$1,774.7	$1,802.1	$6,420.5	$5,028.1
Production cost of sales	$627.2	$598.6	$1,992.4	$1,713.7
Depreciation, depletion and amortization	$217.1	$285.4	$768.3	$836.7
Operating earnings	$821.0	$810.1	$3,345.5	$2,155.3
Net earnings attributable to common shareholders	$583.2	$584.9	$2,270.4	$1,483.6
Net earnings per share attributable to common shareholders (basic)	$0.49	$0.48	$1.91	$1.21
Net earnings per share attributable to common shareholders (diluted)	$0.49	$0.48	$1.90	$1.21
Adjusted net earnings(c)	$591.3	$529.6	$2,293.2	$1,434.6
Adjusted net earnings per share(c)	$0.50	$0.44	$1.92	$1.17

Cash Flow(a)
Net cash flow provided from operating activities	$714.4	$1,024.1	$2,999.8	$2,623.6
Attributable adjusted operating cash flow(c)	$830.9	$965.5	$3,072.1	$2,469.2
Capital expenditures(d)	$439.6	$312.2	$1,133.8	$826.0
Attributable capital expenditures(c)	$439.5	$307.6	$1,124.6	$813.5
Attributable free cash flow(c)	$281.3	$686.7	$1,845.6	$1,714.1
Attributable adjusted free cash flow(c)	$391.4	$657.9	$1,947.5	$1,655.7

Per Ounce Metrics(a)
Average realized gold price per ounce(e)	$4,249	$3,460	$4,549	$3,200
Attributable average realized gold price per ounce(c)	$4,248	$3,458	$4,551	$3,199
Production cost of sales per equivalent ounce sold(b)(f)	$1,502	$1,150	$1,412	$1,091
Attributable production cost of sales per equivalent ounce sold(b)(c)	$1,485	$1,145	$1,396	$1,086
Attributable production cost of sales per ounce sold on a by-product basis(c)	$1,449	$1,102	$1,327	$1,052
Attributable all-in sustaining cost per equivalent ounce sold(b)(c)	$1,947	$1,622	$1,827	$1,490
Attributable all-in sustaining cost per ounce sold on a by-product basis(c)	$1,917	$1,588	$1,767	$1,462
Attributable all-in cost per equivalent ounce sold(b)(c)	$2,862	$2,016	$2,468	$1,877
Attributable all-in cost per ounce sold on a by-product basis(c)	$2,844	$1,989	$2,421	$1,855

(a)   All measures and ratios include 100% of the results from Manh Choh, except measures and ratios denoted as “attributable.” “Attributable” measures and ratios include Kinross’ 70% share of Manh Choh production, sales, cash flow, capital expenditures and costs, as applicable.
(b)   “Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter and first nine months of 2026 was 68.10:1 and 62.05:1, respectively (third quarter and first nine months of 2025 – 87.73:1 and 91.33:1, respectively).
(c)   The definition and reconciliation of these non-GAAP financial measures and ratios is included on pages 15 to 21 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
(d)   “Capital expenditures” is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(e)   “Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
(f)    “Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

The following operating and financial results are based on third-quarter gold equivalent production:

Production: Kinross produced 424,693 Au eq. oz. in Q3 2026, compared with 503,862 Au eq. oz. in Q3 2025. The decrease is a result of planned lower production from Fort Knox and Bald Mountain as well as a reduction in production at La Coipa and Round Mountain, while Tasiast and Paracatu remained stable.

Average realized gold price8: The average realized gold price in the third quarter was $4,249 per ounce, compared with $3,460 per ounce in Q3 2025, a 23% increase year-over-year.

Revenue: Revenue was $1,774.7 million in Q3 2026, compared with $1,802.1 million during Q3 2025. The 2% decrease year-over-year was due to the decrease in production and ounces sold.

Production cost of sales: Production cost of sales per Au eq. oz. sold2 increased to $1,502 in Q3 2026, compared with $1,150 in Q3 2025. Attributable production cost of sales per Au eq. oz. sold1 increased to $1,485 for Q3 2026, compared with $1,145 in Q3 2025, primarily due to higher energy, contractor and reagent costs, lower production and an increase in royalty costs as a result of the higher gold prices.

Attributable production cost of sales per Au oz. sold on a by-product basis1 was $1,449 in the third quarter of 2026, compared with $1,102 in the third quarter of 2025, based on attributable gold sales of 405,030 ounces and silver sales of 355,178 ounces.

Margins4: Kinross' margin per Au eq. oz. sold increased by 19% to $2,747 in Q3 2026, compared with the Q3 2025 margin of $2,310.

Attributable all-in sustaining cost1: Attributable all-in sustaining cost per Au eq. oz. sold was $1,947 in Q3 2026, compared with $1,622 in Q3 2025.

Attributable all-in sustaining cost per Au oz. sold on a by-product basis was $1,917 in the third quarter, compared with $1,588 in Q3 2025.

Operating cash flow3: Operating cash flow was $714.4 million in the third quarter, compared with $1,024.1 million for Q3 2025.

Attributable adjusted operating cash flow1 in Q3 2026 was $830.9 million, compared with $965.5 million for Q3 2025.

Attributable free cash flow1: Attributable free cash flow was $281.3 million in the quarter, compared with $686.7 million in Q3 2025. Excluding working capital, attributable adjusted free cash flow was $391.4 million in the quarter, compared with $657.9 million in Q3 2025. Both metrics were impacted by timing of sales and higher capital expenditure spending in Q3 2026.

Reported net earnings5: Reported net earnings were $583.2 million during the quarter, or $0.49 per share, in line with reported net earnings of $584.9 million, or $0.48 per share, for Q3 2025.

Adjusted net earnings6 increased to $591.3 million, or $0.50 per share, for Q3 2026, compared with $529.6 million, or $0.44 per share, for Q3 2025.

Capital expenditures9: Capital expenditures increased to $439.6 million in the third quarter, compared with $312.2 million in Q3 2025, driven by a ramp-up of development activities at Curlew, Bald Mountain Redbird, Great Bear and Round Mountain Phase X, partially offset by a decrease in spending at Manh Choh.

Attributable capital expenditures1 were $439.5 million for Q3 2026, compared with $307.6 million for Q3 2025.

Balance sheet

As of September 30, 2026, Kinross had cash and cash equivalents of $2.6 billion and net cash7 of $1.9 billion, comparable with the second quarter of 2026.

The Company had additional available credit10 of $1.7 billion and total liquidity11 of approximately $4.4 billion as of September 30, 2026, with no debt maturities until 2033. In August, S&P Global Ratings upgraded Kinross' long-term issuer credit rating and issue-level rating on the Company's unsecured debt to 'BBB' from 'BBB-', with a stable outlook.

Return of capital to shareholders

Kinross continues to advance its 2026 buyback strategy, having repurchased approximately $230 million in shares during the quarter, representing 8.6 million shares. Including its quarterly dividend, Kinross returned over $275 million to shareholders in Q3.

Year-to-date, approximately $810 million in shares have been repurchased, representing 28.5 million shares. Including its quarterly dividend, Kinross returned over $950 million in capital to shareholders to date in 2026 and 46% of free cash flow over the first nine months of 2026.

Since April 2025, Kinross has repurchased approximately $1.4 billion in shares, representing approximately 5% of its shares outstanding, and returned a total of approximately $1.7 billion in capital to shareholders.

As part of its quarterly dividend program, the Company also declared a dividend of $0.04 per common share payable on December 3, 2026, to shareholders of record on November 19, 2026.

Operating results

Mine-by-mine summaries for 2026 third-quarter operating results may be found on pages 9 and 13 of this news release. Unless otherwise noted, commentary in this section is relative to the previous quarter.

Tasiast delivered another solid quarter, with strong mining and processing performance supporting production in line with the mine plan. Higher throughput helped offset the impact of anticipated lower grades and recoveries. Cost of sales per ounce sold reflected the planned production profile for the quarter and was impacted by higher fuel and maintenance supply costs.

Paracatu performed in line with expectations during the quarter, supported by strong mining and processing performance. Higher ore tonnes mined helped offset the impact of planned lower grades and recoveries associated with mine sequencing. Cost of sales per ounce sold reflected the planned production profile and was affected by higher energy costs.

La Coipa's performance was impacted by unprecedented winter weather that disrupted mining and milling activities during the quarter. Improved weather conditions resulted in higher mining rates, improved throughput and the ability to resume ore blending towards the end of Q3. Actions to enhance plant performance and recovery also delivered positive results, positioning the operation for improved performance going forward. Cost of sales per ounce sold was affected by lower production during the quarter.

Fort Knox’s production reflected mill maintenance activities and planned lower grades during the quarter, partially offset by improved mill recoveries. Cost of sales per ounce sold was impacted by lower production and higher reagent and blasting supply costs.

Round Mountain delivered improved production during the quarter, supported by higher mill grades and recoveries, and increased tonnes placed on the heap leach pads. The operation continues to advance initiatives to improve recovery and mining rates, including targeted mill circuit enhancements and increased selective mining. Cost of sales per ounce sold benefited from higher production during the quarter and stockpiling of ore for future use, offset by higher fuel and maintenance costs.

Bald Mountain production benefited from increased tonnes placed on the heap leach pads and the timing of ounces recovered. The operation continued to ramp-up ore delivery from Redbird and achieved an important milestone with the first gold pour from this deposit in early October. Cost of sales per ounce sold continued to improve as a result of higher production.

Development projects

Great Bear

At Great Bear, Kinross continues to progress its AEX program alongside permitting, detailed engineering, and procurement activities for the Main Project.

AEX surface construction is now substantially complete and all infrastructure required to support the underground development is in place. The North and South underground declines continue to progress, with a combined total of over 500 metres of development completed to date.

For the Main Project, detailed engineering has progressed to over 55% complete to date. Manufacturing activities are underway on several long-lead equipment packages, including the mill motors, transformers, and power plant generators. Contracts for the camp complex and the administration building have been awarded. Construction readiness planning is underway.

The Main Project permitting process is well advanced. The Impact Assessment Agency of Canada (“IAAC”) issued its first round of formal information requests at the end of July, and Kinross' responses were formally provided to IAAC.

Provincially, the integrated One Project, One Process is progressing well and Kinross' permit applications continue to advance in accordance with the permitting plan to maintain Kinross' overall project permitting timeline. Responses have been provided to the technical comments received from the Ministry of the Environment, Conservation and Parks to date, and the provincial technical review is expected to be complete by the end of the year.

Kinross continued to advance negotiations of the Impact Benefits Agreement ("Agreement") with Wabauskang and Lac Seul First Nations. Following the previously signed Memorandum of Understanding that captures the key economic compensatory and procurement elements, the parties are currently progressing the non-financial aspects of the Agreement.

At Great Bear, drilling in Q3 has focused primarily on near-mine targets, where multiple infill holes have confirmed the down-dip extensions of mineralization at Viggo for an additional 150 metres. This drilling reaffirms the exploration belief that these high-grade chutes remain open at depth below the known resource.

Round Mountain Phase X

At Round Mountain Phase X, underground development continues to advance ahead of schedule, with over 9,600 metres developed to date, approximately 8% ahead of plan. Infill drilling also progressed for the early stoping horizons, indicating higher ounces than expected driven by improved continuity of mineralization on the back of tighter drill spacing. In addition, extensional drilling approximately 300 metres down dip of the current resource intersected 11.7 g/t over 27.5 metres, highlighting the potential for mineralization to continue at depth.

Engineering, procurement and early works for surface and underground infrastructure are progressing well. Operational-readiness activities are also ramping up to support a smooth transition to operations and the planned start of production in 2028.

Curlew

At Curlew, construction of the Tailings Dewatering Plant ("TDP") and the mill refurbishment progressed substantially. At the TDP, exterior works on tanks and the thickener are largely complete while interior structural steel and mechanical equipment installation is progressing. At the mill, removal of equipment that will not be reutilized continues and the installation of new carbon-in-leach tanks has commenced. At the mine, construction of a new administrative and dry facility is nearing completion and underground development continues to advance ahead of schedule, with over 3,600 metres of horizontal development completed as of September 30, raise collars completed, and raise-boring activities advancing.

Bald Mountain Redbird

First gold was poured from Redbird 1 in early October, while Redbird 2 construction continued to advance on plan, with pre-stripping well underway and earthworks and lining activities for the first phase of the Bald Heap Leach Pad expansion nearing completion. Procurement and engineering activities for the SART plant also progressed substantially, with detailed engineering approximately 30% complete. The Redbird 2 satellite pits are now fully permitted.

Lobo-Marte

At Lobo-Marte, permitting continues to progress well following the acceptance of the project’s Environmental Impact Assessment for review by Chile’s Environmental Assessment Service in the second quarter. Detailed engineering has commenced and execution planning continues to advance, with first production targeted in the early 2030s.

Sustainability

Health and Safety: In September 2026, two unrelated safety incidents occurred at Bald Mountain. As a result, one business partner employee suffered fatal injuries on site, and another was seriously injured. The second business partner employee later passed away in hospital. Kinross extends its deepest condolences to their families, friends and colleagues. Following these incidents, Kinross held company-wide Safety Stand Downs to reinforce safety practices and controls.

Alaska: At Fort Knox, Trout Unlimited and Kinross, together with other partners and supporters, launched the Cripple Creek Restoration Project, the second project under the Alaska Abandoned Mine Restoration Initiative, building on the first restoration project at Resurrection Creek near Anchorage in 2022. The initiative focuses on restoring waterways and fish habitat impacted by historic mining.

The Manh Choh Community Foundation completed its second grant cycle for initiatives across five local communities. Kinross has also supported recovery efforts following the Tok wildfire, including emergency assistance for families whose homes were rendered uninhabitable.

Mauritania: At Tasiast, new community infrastructure in Benichab, including a modern communal market and meat processing facility, was handed over in August. The infrastructure was delivered through the Tasiast Fund to support sustainable development in the mine's impact area. Tasiast also made further contributions to community health capacity through its long-term partnership with the Ministry of Health and Project C.U.R.E.

Chile: Kinross Chile received the Award for Commitment to Territories and Education from the Mining Foundation of Chile, recognizing the Company's contributions over three decades in support of education, training and opportunities for communities in the Atacama region.

Sustainability ratings: Kinross received a leading score of 70 from the S&P CSA assessment, currently ranking in the 97th percentile, up one point from its 2025 assessment. This assessment represents a comprehensive view of the company’s governance, management, and performance in sustainability.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on October 29, 2026, at 8:00 a.m. EDT to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (888) 596-4144; Conference ID: 9425112
Outside of Canada & US – +1 (646) 968-2525; Conference ID: 9425112

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 770-2030; Conference ID: 9425112 #
Outside of Canada & US – +1 (609) 800-9909; Conference ID: 9425112 #

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact
Samantha Sheffield
Senior Director, Corporate Communications
phone: 416-365-3034
Samantha.Sheffield@Kinross.com

Investor Relations Contact
David Shaver
Executive Vice-President, Investor Relations & Communications
phone: 416-365-2854
InvestorRelations@Kinross.com

Review of operations

Three months ended September 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2026	2025	2026	2025	2026	2025	2026	2025

Tasiast	120,232	120,934	110,735	116,251	118.7	103.4	1,072	889
Paracatu	146,428	150,367	142,714	149,903	171.6	139.9	1,202	933
La Coipa	29,203	57,997	31,046	57,544	68.1	69.0	2,194	1,199

Fort Knox	80,118	112,181	80,025	117,500	158.5	159.7	1,981	1,359
Round Mountain	27,068	37,297	25,969	37,274	66.4	78.1	2,557	2,095
Bald Mountain	29,319	41,525	27,168	42,261	43.9	48.5	1,616	1,148
United States Total	136,505	191,003	133,162	197,035	268.8	286.3	2,019	1,453
Less: Manh Choh non-controlling interest (30%)	(7,675)	(16,439)	(7,412)	(16,622)	(17.8)	(21.3)
United States Attributable Total	128,830	174,564	125,750	180,413	251.0	265.0	1,996	1,469

Operations Total	432,368	520,301	417,657	520,733	627.2	598.6	1,502	1,150

Attributable Total	424,693	503,862	410,245	504,111	609.4	577.3	1,485	1,145

Nine months ended September 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2026	2025	2026	2025	2026	2025	2026	2025

Tasiast	383,557	377,804	374,579	367,489	379.8	311.0	1,014	846
Paracatu	464,537	446,270	458,574	445,545	523.2	422.1	1,141	947
La Coipa	142,453	164,451	139,532	163,814	226.5	203.5	1,623	1,242

Fort Knox	286,990	339,299	283,834	342,810	510.8	432.8	1,800	1,263
Round Mountain	73,057	111,648	72,171	111,098	206.4	187.2	2,860	1,685
Bald Mountain	84,056	140,767	82,130	140,289	145.7	157.1	1,774	1,120
United States Total	444,103	591,714	438,135	594,197	862.9	777.1	1,969	1,308
Less: Manh Choh non-controlling interest (30%)	(25,068)	(51,715)	(24,480)	(52,070)	(57.5)	(64.5)
United States Attributable Total	419,035	539,999	413,655	542,127	805.4	712.6	1,947	1,314

Operations Total	1,434,650	1,580,239	1,410,820	1,571,045	1,992.4	1,713.7	1,412	1,091

Attributable Total	1,409,582	1,528,524	1,386,340	1,518,975	1,934.9	1,649.2	1,396	1,086

Consolidated balance sheets

(unaudited, expressed in millions of U.S. dollars, except share amounts)	As at
	September 30,	December 31,
	2026	2025
Assets
Current assets
Cash and cash equivalents	$2,638.4	$1,742.3
Restricted cash	16.9	13.5
Accounts receivable and prepaid assets	148.2	145.8
Inventories	1,486.4	1,370.3
Other current assets	74.4	16.6
	4,364.3	3,288.5
Non-current assets
Property, plant and equipment	8,630.5	8,289.4
Long-term investments	91.4	99.3
Other long-term assets	852.2	708.9
Deferred tax assets	5.1	25.0
Total assets	$13,943.5	$12,411.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$733.5	$716.4
Current income tax payable	691.9	595.7
Current portion of provisions	77.5	74.2
Other current liabilities	16.5	13.3
	1,519.4	1,399.6
Non-current liabilities
Long-term debt	739.2	738.2
Provisions	959.5	976.6
Other long-term liabilities	57.6	64.8
Deferred tax liabilities	569.2	537.8
Total liabilities	$3,844.9	$3,717.0

Equity
Common shareholders' equity
Common share capital	$4,306.7	$4,382.0
Contributed surplus	9,456.8	10,137.6
Accumulated deficit	(3,815.7)	(5,943.3)
Accumulated other comprehensive income (loss)	23.4	(0.3)
Total common shareholders' equity	9,971.2	8,576.0
Non-controlling interests	127.4	118.1
Total equity	$10,098.6	$8,694.1
Total liabilities and equity	$13,943.5	$12,411.1

Common shares
Authorized	Unlimited	Unlimited
Issued	1,178,450,917	1,199,843,037
Outstanding	1,178,038,135	1,199,843,037

Consolidated statements of operations

(unaudited, expressed in millions of U.S. dollars, except per share amounts)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2026	2025	2026	2025

Revenue
Metal sales	$1,774.7	$1,802.1	$6,420.5	$5,028.1

Cost of sales
Production cost of sales	627.2	598.6	1,992.4	1,713.7
Depreciation, depletion and amortization	217.1	285.4	768.3	836.7
Total cost of sales	844.3	884.0	2,760.7	2,550.4
Gross profit	930.4	918.1	3,659.8	2,477.7
Other operating expense	32.7	26.1	83.0	71.2
Exploration and business development	43.0	50.7	120.3	154.7
General and administrative	33.7	31.2	111.0	96.5
Operating earnings	821.0	810.1	3,345.5	2,155.3
Other (expense) income - net	(9.0)	16.8	(26.2)	(16.2)
Finance income	25.5	45.2	60.7	56.8
Finance expense	(19.2)	(30.7)	(58.5)	(98.8)
Earnings before tax	818.3	841.4	3,321.5	2,097.1
Income tax expense - net	(228.9)	(232.3)	(1,024.3)	(540.0)
Net earnings	$589.4	$609.1	$2,297.2	$1,557.1
Net earnings attributable to:
Non-controlling interests	6.2	24.2	26.8	73.5
Common shareholders	$583.2	$584.9	$2,270.4	$1,483.6
Earnings per share attributable to common shareholders
Basic	$0.49	$0.48	$1.91	$1.21
Diluted	$0.49	$0.48	$1.90	$1.21

Consolidated statements of cash flows

(unaudited, expressed in millions of U.S. dollars)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2026	2025	2026	2025
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$589.4	$609.1	$2,297.2	$1,557.1
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	217.1	285.4	768.3	836.7
Share-based compensation expense	3.9	3.4	13.9	11.2
Finance expense - net	(6.3)	17.3	(2.2)	73.8
Income tax expense - net	228.9	232.3	1,024.3	540.0
Gain on sale of Asante Gold Corporation holdings	–	(63.0)	–	(63.0)
Foreign exchange (gains) losses	(2.5)	5.5	6.2	16.8
Reclamation payments	(20.4)	(8.8)	(49.4)	(21.9)
Other	(16.3)	(21.9)	(13.4)	(33.7)
Changes in working capital:
Accounts receivable and other assets	(34.1)	(34.5)	(25.4)	(8.7)
Inventories	(55.0)	(19.9)	(52.9)	(49.4)
Accounts payable and accrued liabilities	(39.2)	76.5	(40.2)	110.3
Cash flow provided from operating activities	865.5	1,081.4	3,926.4	2,969.2
Income taxes paid	(151.1)	(57.3)	(926.6)	(345.6)
Net cash flow provided from operating activities	714.4	1,024.1	2,999.8	2,623.6
Investing:
Additions to property, plant and equipment	(439.6)	(312.2)	(1,133.8)	(826.0)
Interest paid capitalized to property, plant and equipment	(14.7)	(4.5)	(21.8)	(18.0)
Proceeds from long-term investments and other assets	47.7	94.3	75.3	94.3
Additions to long-term investments and other assets	(84.8)	(12.5)	(129.3)	(36.4)
Increase in restricted cash	(1.0)	(1.5)	(3.4)	(4.0)
Interest received and other	25.7	11.1	60.2	24.3
Net cash flow used in investing activities	(466.7)	(225.3)	(1,152.8)	(765.8)
Net cash flow of discontinued operations provided from investing activities	–	53.4	–	53.4
Financing:
Repayment of debt	–	–	–	(200.0)
Interest paid	(9.5)	(31.0)	(26.7)	(55.0)
Payment of lease liabilities	(2.1)	(2.0)	(6.3)	(5.0)
Distributions paid to non-controlling interest	–	(33.0)	(18.0)	(87.0)
Dividends paid to common shareholders	(47.3)	(36.4)	(142.8)	(110.0)
Payments for employee taxes withheld from restricted share unit releases	(0.1)	–	(55.7)	(10.0)
Repurchase and cancellation of shares	(210.1)	(165.1)	(690.2)	(335.2)
Taxes paid on repurchase of shares	–	–	(12.1)	–
Net cash flow used in financing activities	(269.1)	(267.5)	(951.8)	(802.2)
Effect of exchange rate changes on cash and cash equivalents	3.4	0.5	0.9	1.2
(Decrease) increase in cash and cash equivalents	(18.0)	585.2	896.1	1,110.2
Cash and cash equivalents, beginning of period	2,656.4	1,136.5	1,742.3	611.5
Cash and cash equivalents, end of period	$2,638.4	$1,721.7	$2,638.4	$1,721.7

	Operating Summary
	Mine	Period	Tonnes Ore Mined	Ore Processed (Milled)	Ore Processed (Heap Leach)	Grade (Mill)	Grade (Heap Leach)	Recovery (a)(b)	Gold Eq Production (c)	Gold Eq Sales(c)	Production cost of sales	Production cost of sales/oz(d)	Cap Ex - sustaining (e)	Total Cap Ex (e)
			('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
West Africa	Tasiast	Q3 2026	3,694	2,316	–	1.72	–	92%	120,232	110,735	$118.7	$1,072	$16.9	$89.1
		Q2 2026	3,172	2,208	–	1.82	–	94%	133,311	132,165	$130.8	$990	$46.6	$96.3
		Q1 2026	3,495	2,092	–	2.30	–	94%	130,014	131,679	$130.3	$990	$10.8	$60.0
		Q4 2025	3,120	2,252	–	1.87	–	94%	125,625	118,912	$119.2	$1,002	$28.6	$80.5
		Q3 2025	1,685	2,181	–	1.78	–	94%	120,934	116,251	$103.4	$889	$47.6	$102.0
Americas	Paracatu	Q3 2026	14,502	13,363	–	0.40	–	83%	146,428	142,714	$171.6	$1,202	$57.6	$74.1
		Q2 2026	11,332	13,216	–	0.43	–	84%	157,526	157,011	$173.9	$1,108	$51.4	$64.2
		Q1 2026	10,272	12,507	–	0.41	–	85%	160,583	158,849	$177.7	$1,119	$22.2	$25.8
		Q4 2025	10,929	12,395	–	0.45	–	83%	155,048	154,565	$165.0	$1,068	$67.6	$67.6
		Q3 2025	12,958	13,214	–	0.44	–	82%	150,367	149,903	$139.9	$933	$58.2	$58.2
	La Coipa(f)	Q3 2026	1,114	691	–	1.95	–	62%	29,203	31,046	$68.1	$2,194	$7.0	$15.3
		Q2 2026	988	1,151	–	2.07	–	60%	59,039	54,749	$76.4	$1,395	$17.9	$22.8
		Q1 2026	580	972	–	1.64	–	74%	54,211	53,737	$82.0	$1,526	$19.9	$21.7
		Q4 2025	1,219	1,203	–	2.42	–	74%	67,319	71,419	$80.7	$1,130	$31.7	$31.7
		Q3 2025	1,006	932	–	2.36	–	76%	57,997	57,544	$69.0	$1,199	$18.5	$18.5
	Fort Knox (100%)(g)	Q3 2026	6,285	1,414	5,465	1.22	0.22	84%	80,118	80,025	$158.5	$1,981	$21.0	$26.0
		Q2 2026	5,681	1,866	3,965	1.51	0.27	82%	104,500	107,591	$177.5	$1,650	$37.3	$40.0
		Q1 2026	9,523	1,154	7,314	1.45	0.28	86%	102,372	96,218	$174.8	$1,817	$24.1	$24.1
		Q4 2025	11,056	1,645	8,805	1.02	0.23	88%	71,523	74,294	$125.8	$1,693	$38.0	$38.0
		Q3 2025	8,140	1,511	6,538	1.86	0.23	90%	112,181	117,500	$159.7	$1,359	$45.0	$45.0
	Fort Knox (attributable)(g)	Q3 2026	6,202	1,358	5,465	1.07	0.22	84%	72,443	72,613	$140.7	$1,938	$20.9	$25.9
		Q2 2026	5,610	1,796	3,965	1.37	0.27	82%	95,485	98,796	$157.7	$1,596	$32.5	$35.2
		Q1 2026	9,463	1,103	7,314	1.31	0.28	85%	93,994	87,945	$154.9	$1,761	$19.8	$19.8
		Q4 2025	11,001	1,597	8,805	0.93	0.23	87%	65,434	67,882	$113.6	$1,673	$31.5	$31.5
		Q3 2025	8,056	1,425	6,538	1.55	0.23	89%	95,742	100,878	$138.4	$1,372	$40.4	$40.4
	Round Mountain	Q3 2026	2,541	884	3,772	0.73	0.19	60%	27,068	25,969	$66.4	$2,557	$10.7	$44.0
		Q2 2026	2,389	951	878	0.39	0.29	44%	19,789	20,118	$67.6	$3,360	$6.9	$49.1
		Q1 2026	790	953	513	0.37	0.21	52%	26,200	26,084	$72.4	$2,776	$4.9	$53.9
		Q4 2025	737	966	1,110	0.49	0.29	67%	31,754	31,641	$86.6	$2,737	$8.6	$41.5
		Q3 2025	1,659	914	1,113	0.66	0.32	72%	37,297	37,274	$78.1	$2,095	$4.5	$33.0
	Bald Mountain	Q3 2026	6,347	–	6,347	–	0.29	nm	29,319	27,168	$43.9	$1,616	$5.6	$77.5
		Q2 2026	6,046	–	6,046	–	0.30	nm	27,176	27,401	$48.5	$1,770	$4.0	$54.0
		Q1 2026	3,985	–	3,985	–	0.30	nm	27,561	27,561	$53.3	$1,934	$6.9	$39.7
		Q4 2025	3,165	–	3,165	–	0.30	nm	38,402	37,141	$55.4	$1,492	$13.1	$51.6
		Q3 2025	2,182	–	2,182	–	0.31	nm	41,525	42,261	$48.5	$1,148	$5.3	$27.9

(a)   Due to the nature of heap leach operations, recovery rates at Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox and Round Mountain represent mill recovery only.
(b)  "nm" means not meaningful.
(c)  Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q3 2026: 68.10:1; Q2 2026: 61.61:1; Q1 2026: 57.79:1; Q4 2025: 76.34:1; Q3 2025: 87.73:1.
(d)  “Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(e)  "Total Cap Ex" is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows. "Cap Ex - sustaining" is a non-GAAP financial measure. The definition and reconciliation of this non-GAAP financial measure is included on pages 21 to 21 of this news release.
(f)   La Coipa silver grade and recovery were as follows: Q3 2026: 29.34 g/t, 39%; Q2 2026: 44.14 g/t, 33%; Q1 2026: 35.03 g/t, 39%; Q4 2025: 33.21 g/t, 41%; Q3 2025: 41.34 g/t, 49%.
(g)  The Fort Knox segment is composed of Fort Knox and Manh Choh. Manh Choh tonnes of ore processed and grade were as follows: Q3 2026: 184,810 tonnes, 4.99 g/t; Q2 2026: 229,965 tonnes, 4.98 g/t; Q1 2026: 170,077 tonnes, 4.51 g/t; Q4 2025: 158,016 tonnes, 4.08 g/t; Q3 2025: 286,496 tonnes, 7.05 g/t. The attributable results for Fort Knox include 100% of Fort Knox and 70% of Manh Choh.

Reconciliation of non-GAAP financial measures and ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

(expressed in millions of U.S. dollars, except per share amounts)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Net earnings attributable to common shareholders - as reported	$583.2	$584.9	$2,270.4	$1,483.6
Adjusting items:
Foreign exchange losses	1.5	9.8	5.7	28.6
Foreign exchange gains on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(3.4)	(15.6)	(13.5)	(36.6)
Taxes in respect of prior periods	3.9	3.3	9.0	(1.3)
Costs in connection with conveyor belt repairs	4.9	–	25.0	–
Gain on sale of Asante holdings(a)	–	(53.0)	–	(53.0)
Tasiast mill fire related costs	–	–	–	13.0
Other	3.1	0.9	2.9	4.3
Tax effects of the above adjustments	(1.9)	(0.7)	(6.3)	(4.0)
	8.1	(55.3)	22.8	(49.0)
Adjusted net earnings	$591.3	$529.6	$2,293.2	$1,434.6
Weighted average number of common shares outstanding - Basic	1,183.9	1,215.3	1,191.6	1,223.8
Adjusted net earnings per share	$0.50	$0.44	$1.92	$1.17
Basic earnings per share attributable to common shareholders - as reported	$0.49	$0.48	$1.91	$1.21

(a)   The gain on sale of Asante holdings includes interest income of $21.8 million related to periods prior to 2025.

Attributable Free Cash Flow and Attributable Adjusted Free Cash Flow

Attributable free cash flow and attributable adjusted free cash flow are non-GAAP financial measures. Attributable free cash flow is defined as net cash flow provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flows provided from operating activities. Attributable adjusted free cash flow is defined as attributable free cash flow, excluding attributable changes in working capital given that numerous factors can result in it being volatile. The Company believes that these measures, which are used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provide investors with the ability to better evaluate the Company’s underlying performance. However, these measures are not necessarily indicative of operating earnings or net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable free cash flow and attributable adjusted free cash flow for the periods presented:

(expressed in millions of U.S. dollars)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Net cash flow provided from operating activities - as reported	$714.4	$1,024.1	$2,999.8	$2,623.6
Adjusting items:
Attributable(a) capital expenditures	(439.5)	(307.6)	(1,124.6)	(813.5)
Non-controlling interest(b) cash flow used in (from) operating activities	6.4	(29.8)	(29.6)	(96.0)
Attributable(a) free cash flow	281.3	686.7	1,845.6	1,714.1
Adjusting items:
Attributable(a) working capital changes:
Accounts receivable and other assets	25.5	27.1	11.0	(0.5)
Inventories	45.6	19.1	44.1	49.8
Accounts payable and accrued liabilities	39.0	(75.0)	46.8	(107.7)
Attributable(a) adjusted free cash flow	391.4	657.9	1,947.5	1,655.7

See pages 22 and 22 for details of the footnotes referenced within the table above.

Attributable Adjusted Operating Cash Flow

Attributable adjusted operating cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities excluding changes in working capital, certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and net cash flows provided from operating activities, net of working capital changes, relating to non-controlling interests. Working capital is excluded given that numerous factors can result in it being volatile. The Company uses attributable adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the attributable adjusted operating cash flow measure is not necessarily indicative of net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable adjusted operating cash flow for the periods presented:

(expressed in millions of U.S. dollars)	Three months ended September 30,		Nine months ended September 30,
	2026	2025(m)	2026	2025(m)

Net cash flow provided from operating activities - as reported	$714.4	$1,024.1	$2,999.8	$2,623.6
Adjusting items:
Working capital changes:
Accounts receivable and other assets	34.1	34.5	25.4	8.7
Inventories	55.0	19.9	52.9	49.4
Accounts payable and accrued liabilities	39.2	(76.5)	40.2	(110.3)
	842.7	1,002.0	3,118.3	2,571.4
Non-controlling interest(b) cash flow from operating activities, net of working capital changes	(11.8)	(36.5)	(46.2)	(102.2)
Attributable(a) adjusted operating cash flow	$830.9	$965.5	$3,072.1	$2,469.2

See pages 22 and 22 for details of the footnotes referenced within the table above.

Attributable Average Realized Gold Price per Ounce

Attributable average realized gold price per ounce is a non-GAAP ratio which calculates the average price realized from gold sales attributable to the Company. The Company believes that this measure provides a more accurate measure with which to compare the Company's gold sales performance to market gold prices. The following table provides a reconciliation of attributable average realized gold price per ounce for the periods presented:

(in millions of U.S. dollars, except ounces and average realized gold price per ounce)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Metal sales - as reported	$1,774.7	$1,802.1	$6,420.5	$5,028.1
Less: silver revenue(c)	(22.7)	(32.3)	(136.4)	(77.4)
Less: non-controlling interest(b) gold revenue	(31.3)	(57.8)	(107.0)	(165.9)
Attributable(a)gold revenue	$1,720.7	$1,712.0	$6,177.1	$4,784.8

Gold ounces sold	412,363	511,564	1,381,342	1,547,223
Less: non-controlling interest(b) gold ounces sold	(7,333)	(16,428)	(23,974)	(51,575)
Attributable(a) gold ounces sold	405,030	495,136	1,357,368	1,495,648
Attributable(a) average realized gold price per ounce	$4,248	$3,458	$4,551	$3,199
Average realized gold price per ounce(d)	$4,249	$3,460	$4,549	$3,200

See pages 22 and 22 for details of the footnotes referenced within the table above.

Attributable Production Cost of Sales per Equivalent Ounce Sold

Production cost of sales per equivalent ounce sold is defined as production cost of sales, as reported on the consolidated statement of operations, divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per equivalent ounce sold is a non-GAAP ratio and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s attributable non-gold production into gold equivalent ounces and credits it to total attributable production. Management uses this measure to monitor and evaluate the performance of its operating properties that are attributable to its shareholders.

The following table provides a reconciliation of production cost of sales and attributable production cost of sales per equivalent ounce sold for the periods presented:

(expressed in millions of U.S. dollars, except ounces and production cost of sales per equivalent ounce)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Production cost of sales - as reported	$627.2	$598.6	$1,992.4	$1,713.7
Less: non-controlling interest(b) production cost of sales	(17.8)	(21.3)	(57.5)	(64.5)
Attributable(a) production cost of sales	$609.4	$577.3	$1,934.9	$1,649.2

Gold equivalent ounces sold	417,657	520,733	1,410,820	1,571,045
Less: non-controlling interest(b) gold equivalent ounces sold	(7,412)	(16,622)	(24,480)	(52,070)
Attributable(a) gold equivalent ounces sold	410,245	504,111	1,386,340	1,518,975
Attributable(a) production cost of sales per equivalent ounce sold	$1,485	$1,145	$1,396	$1,086
Production cost of sales per equivalent ounce sold(e)	$1,502	$1,150	$1,412	$1,091

See pages 22 and 22 for details of the footnotes referenced within the table above.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

(expressed in millions of U.S. dollars, except ounces and production cost of sales per ounce)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Production cost of sales - as reported	$627.2	$598.6	$1,992.4	$1,713.7
Less: non-controlling interest(b) production cost of sales	(17.8)	(21.3)	(57.5)	(64.5)
Less: attributable(a) impact of silver by-product(n)	(22.4)	(31.7)	(134.1)	(75.8)
Attributable(a) production cost of sales on a by-product basis	$587.0	$545.6	$1,800.8	$1,573.4

Gold ounces sold	412,363	511,564	1,381,342	1,547,223
Less: non-controlling interest(b) gold ounces sold	(7,333)	(16,428)	(23,974)	(51,575)
Attributable(a) gold ounces sold	405,030	495,136	1,357,368	1,495,648
Attributable(a) production cost of sales per ounce sold on a by-product basis	$1,449	$1,102	$1,327	$1,052
Production cost of sales per equivalent ounce sold(e)	$1,502	$1,150	$1,412	$1,091

See pages 22 and 22 for details of the footnotes referenced within the table above.

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized development, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

(in millions of U.S. dollars, except ounces and costs per ounce)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Production cost of sales - as reported	$627.2	$598.6	$1,992.4	$1,713.7
Less: non-controlling interest(b) production cost of sales	(17.8)	(21.3)	(57.5)	(64.5)
Less: attributable(a) impact of silver by-product(n)	(22.4)	(31.7)	(134.1)	(75.8)
Attributable(a) production cost of sales on a by-product basis	$587.0	$545.6	$1,800.8	$1,573.4
Adjusting items on an attributable(a) basis:
General and administrative(f)	33.7	31.2	111.0	96.5
Other operating expense - sustaining(g)	1.2	0.4	6.2	1.5
Reclamation and remediation - sustaining(h)	21.7	21.7	68.3	66.4
Exploration and business development - sustaining(i)	12.1	10.7	43.9	38.5
Additions to property, plant and equipment - sustaining(j)	118.8	174.7	363.1	406.6
Lease payments - sustaining(k)	1.8	1.8	5.6	4.4
All-in Sustaining Cost on a by-product basis - attributable(a)	$776.3	$786.1	$2,398.9	$2,187.3
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(g)	22.4	24.2	44.8	59.5
Reclamation and remediation - non-sustaining(h)	2.0	2.3	5.9	6.9
Exploration and business development - non-sustaining(i)	30.1	38.9	75.0	113.8
Additions to property, plant and equipment - non-sustaining(j)	320.7	132.9	761.5	406.9
Lease payments - non-sustaining(k)	0.3	0.2	0.7	0.6
All-in Cost on a by-product basis - attributable(a)	$1,151.8	$984.6	$3,286.8	$2,775.0

Gold ounces sold	412,363	511,564	1,381,342	1,547,223
Less: non-controlling interest(b) gold ounces sold	(7,333)	(16,428)	(23,974)	(51,575)
Attributable(a) gold ounces sold	405,030	495,136	1,357,368	1,495,648
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis	$1,917	$1,588	$1,767	$1,462
Attributable(a) all-in cost per ounce sold on a by-product basis	$2,844	$1,989	$2,421	$1,855
Production cost of sales per equivalent ounce sold(e)	$1,502	$1,150	$1,412	$1,091

See pages 22 and 22 for details of the footnotes referenced within the table above.

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its attributable all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

(in millions of U.S. dollars, except ounces and cost per equivalent ounce)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Production cost of sales - as reported	$627.2	$598.6	$1,992.4	$1,713.7
Less: non-controlling interest(b) production cost of sales	(17.8)	(21.3)	(57.5)	(64.5)
Attributable(a) production cost of sales	$609.4	$577.3	$1,934.9	$1,649.2
Adjusting items on an attributable(a) basis:
General and administrative(f)	33.7	31.2	111.0	96.5
Other operating expense - sustaining(g)	1.2	0.4	6.2	1.5
Reclamation and remediation - sustaining(h)	21.7	21.7	68.3	66.4
Exploration and business development - sustaining(i)	12.1	10.7	43.9	38.5
Additions to property, plant and equipment - sustaining(j)	118.8	174.7	363.1	406.6
Lease payments - sustaining(k)	1.8	1.8	5.6	4.4
All-in Sustaining Cost - attributable(a)	$798.7	$817.8	$2,533.0	$2,263.1
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(g)	22.4	24.2	44.8	59.5
Reclamation and remediation - non-sustaining(h)	2.0	2.3	5.9	6.9
Exploration and business development - non-sustaining(i)	30.1	38.9	75.0	113.8
Additions to property, plant and equipment - non-sustaining(j)	320.7	132.9	761.5	406.9
Lease payments - non-sustaining(k)	0.3	0.2	0.7	0.6
All-in Cost - attributable(a)	$1,174.2	$1,016.3	$3,420.9	$2,850.8

Gold equivalent ounces sold	417,657	520,733	1,410,820	1,571,045
Less: non-controlling interest(b) gold equivalent ounces sold	(7,412)	(16,622)	(24,480)	(52,070)
Attributable(a) gold equivalent ounces sold	410,245	504,111	1,386,340	1,518,975
Attributable(a) all-in sustaining cost per equivalent ounce sold	$1,947	$1,622	$1,827	$1,490
Attributable(a) all-in cost per equivalent ounce sold	$2,862	$2,016	$2,468	$1,877
Production cost of sales per equivalent ounce sold(e)	$1,502	$1,150	$1,412	$1,091

See pages 22 and 22 for details of the footnotes referenced within the table above.

Capital Expenditures and Attributable Capital Expenditures

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized development unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital development projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining expenditures is a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of attributable all-in sustaining costs per ounce and attributable all-in costs per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the interim condensed consolidated statements of cash flows.

Additions to property, plant and equipment per the interim condensed consolidated statements of cash flows includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures is a non-GAAP financial measure and includes Kinross' 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross’ cash resources utilized for capital expenditures.

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

(expressed in millions of U.S. dollars)	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(l) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other(o)	Total
Three months ended September 30, 2026
Sustaining capital expenditures	$16.9	$57.6	$7.0	$21.0	$10.7	$5.6	$37.3	$0.1	$118.9
Non-sustaining capital expenditures	72.2	16.5	8.3	5.0	33.3	71.9	110.2	113.5	320.7
Additions to property, plant and equipment - per cash flow	$89.1	$74.1	$15.3	$26.0	$44.0	$77.5	$147.5	$113.6	$439.6
Less: Non-controlling interest(b)	–	–	–	(0.1)	–	–	(0.1)	–	(0.1)
Attributable(a) capital expenditures	$89.1	$74.1	$15.3	$25.9	$44.0	$77.5	$147.4	$113.6	$439.5
Three months ended September 30, 2025
Sustaining capital expenditures	$47.6	$58.2	$18.5	$45.0	$4.5	$5.3	$54.8	$0.2	$179.3
Non-sustaining capital expenditures	54.4	–	–	–	28.5	22.6	51.1	27.4	132.9
Additions to property, plant and equipment - per cash flow	$102.0	$58.2	$18.5	$45.0	$33.0	$27.9	$105.9	$27.6	$312.2
Less: Non-controlling interest(b)	–	–	–	(4.6)	–	–	(4.6)	–	(4.6)
Attributable(a)capital expenditures	$102.0	$58.2	$18.5	$40.4	$33.0	$27.9	$101.3	$27.6	$307.6

(expressed in millions of U.S. dollars)	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(l) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other(o)	Total
Nine months ended September 30, 2026
Sustaining capital expenditures	$74.3	$131.2	$44.8	$82.4	$22.5	$16.5	$121.4	$0.6	$372.3
Non-sustaining capital expenditures	171.1	32.9	15.0	7.7	124.5	154.7	286.9	255.6	761.5
Additions to property, plant and equipment - per cash flow	$245.4	$164.1	$59.8	$90.1	$147.0	$171.2	$408.3	$256.2	$1,133.8
Less: Non-controlling interest(b)	–	–	–	(9.2)	–	–	(9.2)	–	(9.2)
Attributable(a) capital expenditures	$245.4	$164.1	$59.8	$80.9	$147.0	$171.2	$399.1	$256.2	$1,124.6
Nine months ended September 30, 2025
Sustaining capital expenditures	$84.4	$121.0	$59.1	$116.2	$13.0	$24.9	$154.1	$0.5	$419.1
Non-sustaining capital expenditures	187.4	–	–	–	82.4	61.2	143.6	75.9	406.9
Additions to property, plant and equipment - per cash flow	$271.8	$121.0	$59.1	$116.2	$95.4	$86.1	$297.7	$76.4	$826.0
Less: Non-controlling interest(b)	–	–	–	(12.5)	–	–	(12.5)	–	(12.5)
Attributable(a) capital expenditures	$271.8	$121.0	$59.1	$103.7	$95.4	$86.1	$285.2	$76.4	$813.5

See pages 22 and 22 for details of the footnotes referenced within the tables above.

Endnotes

(a)    “Attributable” measures and ratios include Kinross’ share of Manh Choh (70%) sales, costs, cash flows and capital expenditures.
(b)    “Non-controlling interest” represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% for cash flow from operating activities, costs, sales and capital expenditures, as appropriate.
(c)    “Silver revenue” represents the portion of metal sales realized from the production of secondary or by-product metal (i.e. silver), which is produced as a by-product of the process used to produce gold.
(d)    “Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
(e)    “Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(f)     “General and administrative” expenses are as reported on the interim condensed consolidated statements of operations, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(g)    “Other operating expense - sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of the Company. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore, classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(h)    “Reclamation and remediation – sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(i)     “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and are therefore included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth-related operations.
(j)     “Additions to property, plant and equipment – sustaining” and “non-sustaining” are as presented on pages 21 and 21 of this news release and include Kinross’ share of Manh Choh’s (70%) sustaining and non-sustaining capital expenditures.
(k)    “Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(l)     The Fort Knox segment is composed of Fort Knox and Manh Choh for all periods presented.
(m)   Attributable adjusted operating cash flow for the three and nine months ended September 30, 2025 has been presented in accordance with the current period’s presentation.
(n)    “Impact of silver by-product” represents the costs allocated to the production of secondary or by-product metal (i.e. silver), which is produced as a by-product of the process used to produce gold.
(o)    Other includes corporate and other non-operating assets (including Great Bear, Curlew and Lobo-Marte).

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2026 third-quarter highlights”, “Return of capital to shareholders”, “CEO commentary”, “Development project highlights” “Operating results”, and Development projects”, as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; anticipated returns of capital to shareholders, including the declaration, payment, increase and sustainability of the Company’s dividends; the size, scope and execution of the proposed share buybacks and the anticipated timing thereof, including the Company’s statement committing to share buybacks and dividends for 2026 of 50% of free cash flow; statement about future recovery rates at La Coipa and Round Mountain; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; the Company’s debt levels; the schedules budgets, and forecast economics for the Company’s development projects; budgets for and future plans for exploration, development and operation at the Company’s operations and projects, including the Great Bear and Lobo-Marte projects; planned timing for the submission of permits; potential mine life extensions at the Company’s operations; the Company’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “advance”, “believe”, “continue”, “deliver”, “expects”, “focus”, “forecast”, “guidance”, "long-term”, “looking ahead”, “on plan”, “on track”, “opportunities”, “outlook”, “plan”, “progress”, “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2025, and the Annual Information Form dated March 26, 2026 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: mill grades, recovery rates, and reconciliation aligning with internal expectations, the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for construction and operations; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political regulatory and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), substantial changes to the federal and/or provincial regulatory and permitting regimes in Canada, third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver which includes, as it relates to share repurchases, assumptions that prices for gold and silver remain approximately consistent with current levels; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including Ontario environmental regulations and the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Company’s expectations (including without limitation litigation in Chile relating to the wetlands remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; (19) the impacts of potential geotechnical instability being consistent with the Company’s expectations; and (20) the impacts of groundwater inflows at the La Coipa pit being consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, tariffs, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2025, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 26, 2026. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $30 impact on attributable production cost of sales per equivalent ounce sold1, 12.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Brazilian attributable production cost of sales per equivalent ounce sold1.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $60 impact on Chilean attributable production cost of sales per equivalent ounce sold1.

A $10 per barrel change in the price of oil would be expected to result in an approximate $10 impact on attributable production cost of sales per equivalent ounce sold1.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold1 as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. Nicos Pfeiffer, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

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1   Unless otherwise stated, production figures in this news release are on an attributable basis. “Attributable” includes Kinross’ 70% share of Manh Choh production, costs, cash flows and capital expenditures. Financial figures include 100% of Manh Choh results except when denoted as attributable. Attributable figures are non-GAAP financial measures and ratios. Refer to footnote 6.
2   “Production cost of sales per equivalent ounce sold” is defined as production cost of sales, as reported on the interim condensed consolidated statements of operations, divided by total gold equivalent ounces sold.
3   Operating cash flow figures in this news release represent “Net cash flow provided from operating activities,” as reported on the interim condensed consolidated statements of cash flows.
4   “Margins” per equivalent ounce sold is defined as average realized gold price per ounce less production cost of sales per equivalent ounce sold.
5   Earnings, net earnings, and reported net earnings figures in this news release represent “Net earnings attributable to common shareholders,” as reported on the interim condensed consolidated statements of operations.
6   These figures are non-GAAP financial measures and ratios, as applicable, and are defined and reconciled on pages 15 to 22 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore, may not be comparable to similar measures presented by other issuers.
7   Net cash is calculated as cash and cash equivalents of $2,638.4 million less long-term debt of $739.2 million as reported on the Company’s interim condensed consolidated balance sheet as at September 30, 2026.
8   “Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
9   “Capital expenditures” is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
10  “Available credit” is defined as available credit under the Company’s credit facilities and is calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the three and nine months ended September 30, 2026.
11 “Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the interim condensed consolidated balance sheets, and available credit under the Company’s credit facilities (as calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the three and nine months ended September 30, 2026).
12 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.